UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-40589

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.

325 Hamilton Avenue

White Plains, New York 10601

REQUIRED INFORMATION

1.Financial Statements.

2.Supplemental Schedule.

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2025

3.Exhibits.

Exhibit 23.1: Consent of S.R. Snodgrass, P.C.

Note:All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NORTHEAST COMMUNITY BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

_______

FINANCIAL STATEMENTS

As of December 31, 2025 and 2024 and

For the Year Ended December 31, 2025

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

CONTENTS

_________

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the NorthEast Community Bank Audit Committee, the Plan Administrator of the NorthEast Community Bank Employees’ Savings & Profit-Sharing Plan and Trust, and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NorthEast Community Bank Employees’ Savings & Profit-Sharing Plan and Trust (the “Plan”) as of December 31, 2025 and 2024; the related statement of changes in net assets available for benefits for the year ended December 31, 2025; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor (DOL)’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ S.R. Snodgrass, P.C.

We have served as the Plan’s auditor since 2023

Cranberry Township, Pennsylvania

June 18, 2026

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2025, and 2024

_______

	2025	2024

Investments, at fair value:
Northeast Community Bancorp, Inc. Stock	$3,628,119	$3,700,568
Common collective trust	247,871	231,404
Mutual funds	18,315,848	14,691,819

Total investments	22,191,838	18,623,791

Receivables:
Contributions receivable	-	26,821
Notes receivable from participants	394,124	408,023

Total assets	22,585,962	19,058,635

Net assets available for benefits	$22,585,962	$19,058,635

The accompanying notes are an integral

part of the financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2025

_______

2025

Additions
Investment income:
Dividend and interest income	$944,976
Net appreciation in fair value of investments	1,844,124
Total investment income	2,789,100

Contributions:
Participant contributions	1,099,453
Rollover contributions	98,902
Total contributions	1,198,355

Total additions	3,987,455

Deductions
Benefits paid to participants	445,504
Administrative expenses	14,624

Total deductions	460,128

Net increase	3,527,327

Net assets available for benefits:
Beginning of year	19,058,635

End of year	$22,585,962

The accompanying notes are an integral

part of the financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

A.Plan Description:

The following description of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by NorthEast Community Bank (the “Company”) covering substantially all employees who have attained 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the Compensation Committee of the Board of Directors of the Company.

Contributions

Participants may contribute up to 60% of their gross compensation, as defined in the Plan, on a pre-tax basis or on an after-tax (“Roth”) basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations. The Plan provides for automatic enrollment in the amount of 3% of compensation for new employees who do not opt out. Participants who are automatically enrolled are also automatically increased by 1% annually up to 5%. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company may make discretionary non-elective contributions. Participants must work at least 1,000 hours during the plan year and be employed on the last day of the plan year to be eligible for discretionary non-elective contributions. No discretionary non-elective contributions were made during 2025.

Participant Accounts

Each participant’s account is credited or charged with contributions, investment income, and administrative expenses. Investment income, including realized and unrealized gains and losses, and expenses are allocated to participant’s accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following:

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

Completed Years of Service	Percent Vested
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures can be used to reduce administrative expenses or to reduce employer contributions. Forfeited nonvested accounts totaled $61 and $3 at December 31, 2025 and 2024, respectively, which will be used to reduce future administrative expenses. During the year ended December 31, 2025, no forfeitures were used to reduce expenses or contributions.

Payment of Benefits

Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Distributions from the Plan may be made in the form of a lump sum or annuity.

A participant may also request a withdrawal upon attainment of age 59 ½ or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”, as defined in the plan document. A participant may also take a distribution from their rollover account balance at any time.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account.  Loans must bear a reasonable rate of interest.  All loans must be repaid within five years unless the proceeds are used to acquire a principal residence, in which case a longer repayment period is allowed.  No more than two loans may be outstanding at any time. Principal and interest is generally paid ratably through payroll deductions each pay period.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

B.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from Plan participants are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  No allowance for credit losses has been recorded as of December 31, 2025 or 2024.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses that are paid by the Company are excluded from these financial statements. The majority of expenses incurred in the administration of the Plan are paid by the Company. Remaining expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein,

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

C.FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the assets or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan:

Northeast Community Bancorp, Inc. Stock – At December 31, 2025 and 2024, valued at the daily closing price as publicly traded on the market.

Mutual funds – At December 31, 2025 and 2024, valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust – At December 31, 2025 and 2024, valued at the net asset value of units of a collective trust.  The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2025
	Total	Level 1	Level 2	Level 3

Northeast Community Bancorp, Inc. Stock	$3,628,119	$3,628,119	$—	$—
Mutual funds	18,315,848	18,315,848	—	—

Total investments in the fair value hierarchy	21,943,967	$21,943,967	$—	$—

Investments measured at net asset value (1):
Common collective trust	247,871

Investment at fair value	$22,191,838

	2024
	Total	Level 1	Level 2	Level 3

Northeast Community Bancorp, Inc. Stock	$3,700,568	$3,700,568	$—	$—
Mutual funds	14,691,819	14,691,819	—	—

Total investments in the fair value hierarchy	18,392,387	$18,392,387	$—	$—

Investments measured at net asset value (1):
Common collective trust	231,404

Investment at fair value	$18,623,791

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Redemptions of the common collective trust held by the Plan are allowed daily for   participants; however, the Plan is subject to a twelve-month redemption notice period.  There are no unfunded commitments.

There were no transfers in or out of the level 3 investment during 2025 and 2024.

D.Tax Status:

The Plan has adopted the volume submitter profit sharing plan document of FMR LLC.  The volume submitter sponsor received a favorable opinion letter dated June 30, 2020 in which the IRS stated that the form of the volume submitter plan was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

E. PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

The Plan holds 160,451 and 151,278 shares of the Company Common Stock as of December 31, 2025 and 2024, respectively. The total fair market value of the shares was $3,628,119 and $3,700,568 as of December 31, 2025, and 2024, respectively.  During the year ended December 31, 2025, the Plan purchased the Company Stock shares in the amount of $202,552 and sold shares in the amount of $1,356. Of the shares purchased, $147,071 were reinvested as dividends, and the shares sold were distributed to participants.

Certain administrative costs and legal and accounts fees are paid by the Plan Sponsor. In 2025, these fees totaled $39,665.

F.	Plan Termination:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

G.CONTRIBUTIONS RECEIVABLE:

As of December 31, 2025, there were no contributions receivable. Participant contributions withheld from the final payroll of the 2024 plan year were remitted to the Plan on January 2, 2025. Accordingly, participant contributions receivable of $26,821 were recorded as of December 31, 2024.

H.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

__________

As of December 31, 2025, the Plan had investments of $3,628,119 and $4,644,446 that were concentrated in Northeast Community Bancorp, Inc. stock and Fidelity 500 Index mutual fund, respectively.

I.	SUBSEQUENT EVENTS:

The Plan has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events which affected the Plan’s financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

EIN: 13-0736530

pLAN NUMBER: 002

sCHEDULE h, lINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

dECEMBER 31, 2025

__________

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor or similar party	collateral, par of maturity value	Cost	Current value
*	NORTHEAST COMMUNITY BANCORP, INC. STOCK	Common stock	**	$3,628,119
*	FIDELITY MANAGED INCOME PORTFOLIO	Common collective trust	**	247,871
	PIMCO TOT RETURN ADM	Mutual fund	**	297,186
	INVS EM EXCHINA A	Mutual fund	**	254,170
	TRP EQUITY INC ADV	Mutual fund	**	930,805
	TRP SM CAP VAL ADV	Mutual fund	**	78,555
	OAKMARK EQ & INC INV	Mutual fund	**	17,293
*	FID SEL HEALTHCARE	Mutual fund	**	121,869
*	FID SEL TECHNOLOGY	Mutual fund	**	724,596
*	FID SEL UTILITIES	Mutual fund	**	42,896
*	FIDELITY FINANCIALS	Mutual fund	**	6,845
*	FID REAL ESTATE INVS	Mutual fund	**	152,117
*	FID HIGH INCOME	Mutual fund	**	8,089
*	FID NATURAL RES	Mutual fund	**	87,406
*	FID SEL CONS DISCR	Mutual fund	**	40,448
*	FID BLUE CHIP GR K	Mutual fund	**	1,404,879
*	FID CAP APPREC K	Mutual fund	**	1,583,850
*	FID DIVIDEND GR K	Mutual fund	**	882,034
*	FID INTL DISCOVERY K	Mutual fund	**	364,881
*	FID LOW PRICED STK K	Mutual fund	**	58,936
*	FID US BOND IDX	Mutual fund	**	94,118
*	FID 500 INDEX	Mutual fund	**	4,644,446
*	FID INTL INDEX	Mutual fund	**	549,892
*	FID EXTD MKT IDX	Mutual fund	**	171,329
*	FID STK SEL MID CAP	Mutual fund	**	19,935
*	FID FREEDOM RETIRE K	Mutual fund	**	170,488
*	FID FREEDOM 2010 K	Mutual fund	**	53,821
*	FID FREEDOM 2015 K	Mutual fund	**	16,754
*	FID FREEDOM 2020 K	Mutual fund	**	386,636
*	FID FREEDOM 2025 K	Mutual fund	**	447,295
*	FID FREEDOM 2030 K	Mutual fund	**	854,817
*	FID FREEDOM 2035 K	Mutual fund	**	493,435
*	FID FREEDOM 2040 K	Mutual fund	**	1,214,351
*	FID FREEDOM 2045 K	Mutual fund	**	399,720
*	FID FREEDOM 2050 K	Mutual fund	**	957,432
*	FID FREEDOM 2055 K	Mutual fund	**	556,673
*	FID FREEDOM 2060 K	Mutual fund	**	149,744
*	FID FREEDOM 2065 K	Mutual fund	**	36,720
*	FID FREEDOM 2070 K	Mutual fund	**	2,894
*	FID SEL INDUSTRIALS	Mutual fund	**	38,493
	Total investments on the statement of net assets available for benefits			22,191,838
*	Participation Loans	(3.25% - 8.50%)	-	394,124
	Total investments on the Form 5500			$22,585,962

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2026

NORTHEAST COMMUNITY BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

By:	/s/ Donald S. Hom
Name:	Donald S. Hom
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit

23.1	Consent of S.R. Snodgrass, P.C.
101

Interactive Data Files Pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, (ii) Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025, (iii) Notes to Financial Statements and (iv) Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) December 31, 2025

US2008 20314725 2